[Letterhead of Vinson & Elkins]

Charles E. Carpenter  ccarpenter@velaw.com
Tel 212.237.0219  Fax 917.849.5383

July 14, 2006

Tangela S. Richter

Branch Chief

Division of Corporation Finance

United States Securities and

  Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:                             Buckeye GP Holdings L.P.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 3, 2006
File No. 333-133433

Dear Ms. Richter:

On behalf of Buckeye GP Holdings L.P. (the “Registrant”), we are filing an amended version of the above referenced registration statement (the “Registration Statement”).

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 3, 2006 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Amendment No. 2 to Form S-1

Cover Page

1.                        We note that you have added additional underwriters to the cover page.  The cover page should be limited to the managing or lead underwriters.  Please remove accordingly.

Response:          The Registrant has revised the cover page in response to the Staff’s comment.  With respect to the co-lead managers Goldman, Sachs & Co.,  Merrill Lynch & Co., Citigroup Global Markets and UBS Investment Bank, the Registrant respectfully submits that they are “lead or managing underwriters” for purposes of Item 501(b)(8)(i) of Regulation S-K.  Under Rule 12b-2 promulgated under the Exchange Act, the term “managing underwriter” includes “an underwriter (or underwriters) who, by contract or otherwise, deals with the registrant; organizes the selling effort; receives some benefit directly or indirectly in which all other underwriters similarly situated do not share in proportion to their respective interests in the underwriting; or represents any other underwriters in such matters as maintaining the records of the distribution, arranging the allotments of securities offered or arranging for appropriate stabilization activities, if any.”  The Registrant cites the following facts in support of its conclusion that each of Goldman, Sachs & Co., Merrill Lynch & Co., Citigroup Global Markets and UBS Investment Bank (collectively, the “Co-Lead Managers”) are serving as managing underwriters in respect of this offering:

•                  in this case, each of the Co-Lead Managers was invited by the Registrant  to serve as a managing underwriter of this offering on that basis;

•                  when the Co-Lead Managers were invited, the Registrant held a comprehensive due diligence meeting for the benefit of the Co-Lead Managers, and each of the Co-Lead Managers has had an active role in performing due diligence on the Registrant and its underlying business, and in reviewing and commenting on the disclosure in the prospectus, particularly the “Underwriting” section;

•                  the Registrant believes that retail customers purchasing common units from investment banks with established reputations for executing financings for publicly traded limited partnerships gain comfort from the active participation of these institutions in offerings because they are aware of the level of due diligence that these institutions perform;

•                  based on their roles and responsibilities as lead or managing underwriters, each of the Co-Lead Managers will participate in the management fee for the Registrant’s initial public offering; their participation is not limited to the underwriting fee and the selling concession (the other two components of the underwriting spread) as would be the case if they were not each serving as a managing underwriter;

•                  because common units of publicly traded partnerships, such as the Registrant, are predominantly a retail product (unlike most common stock issuances, which are predominantly subscribed for by institutional investors), each Co-Lead Manager will be required to organize its own sales force to engage in extensive selling efforts through a distinct retail distribution system; and

•                  other than the number of units that they will sell, and the portion of the management fee and underwriting fee, and the amount of the selling concessions, that they will receive, there are no material distinctions among the Co-Lead Managers, whereas there would be distinctions between (i) managing underwriters and members of a broader underwriting syndicate or (ii) underwriters and members of the selling group.

In addition, each of the Co-Lead Managers could be subject to liability in the event that there is a misstatement or omission in the prospectus, which is one of the reasons why they have actively participated in drafting and due diligence.  The Registrant respectfully submits that, in placing themselves in the position of managing underwriters by playing a management role and receiving the benefits (a portion of the management fee) and exposing themselves to the potential detriments (prospectus liability) associated with that role, each of the Co-Lead Managers is appropriately named on the cover of the prospectus.

Note 3, Business Combination, page F-24

2.                        We note your response to comment 7 of our letter dated June 15, 2006 and your expanded disclosure on page F-28 presenting the allocation of the goodwill balance among your reporting units.  As discussed on June 29, 2006 and as stated in your response, the purchase price allocation recognized upon acquisition of the membership interests of Glenmoor LLC, results in additional goodwill generated based on the fair values of the assets underlying the general partner interest.  Therefore, it is unclear why the tables on page F-24 continue to reflect a $221,993 goodwill balance at the consolidating level.  As discussed, the purchase price allocation would provide for the goodwill balance to be reflected and recorded at the investment level.  Similarly, it appears revisions to your segment disclosures on pages F-47 and F-48 are required.  Please revise your footnote disclosures, appropriate.

Response:          The Registrant has revised the Registration Statement accordingly with respect to the allocation of goodwill to the investment in Buckeye’s general partner interest.  Please see the changes to the tables on page F-24 and page F-80.  With respect to the allocation of the Registrant’s goodwill in segment’s disclosures, in a conversation with the Staff on July 14, 2006, the Registrant noted that its Chief Operating Decision Maker receives no information which allocates the Registrant’s goodwill to the individual operating segments, nor does he use such information to analyze results or allocate resources, as described in SFAS No. 131 — Disclosures about Segments of an Enterprise and Related Information.  Paragraph B121 of SFAS No. 142 — Goodwill and Other Intangible Assets acknowledges that, for this reason, there may be differences between goodwill allocated for purposes of testing goodwill for impairment and reported segment information.  Accordingly, while the Registrant has allocated goodwill to its reporting units for purposes of testing goodwill for impairment (as described on pages F-28 and F-29), it has not allocated the Registrant’s goodwill for segment disclosure purposes on pages F-47 and F-48.

Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Charlie Carpenter (212) 237-0219 or Ramey Layne at (212) 237-0135.

Very truly yours,

Vinson & Elkins L.L.P.

By:	/s/ Charles E. Carpenter
Charles E. Carpenter

cc:   Shannon Buskirk (Securities and Exchange Commission)

        April Sifford (Securities and Exchange Commission)

        Jason Wynn (Securities and Exchange Commission)

        Robert Jewell (Underwriter’s counsel)

        Gislar Donnenberg (Underwriter’s counsel)

        Stephen C. Muther (Registrant)